Koena-Bev Holdings, Inc.



ANNUAL REPORT

33 S. Main St., Suite 300

Alpharetta, GA 30009

(503) 941-6067

https://www.yeyotequila.com/

This Annual Report is dated April 28, 2023.

BUSINESS

At Yéyo Tequila, we're not just another tequila company. We celebrate Mexican tradition with a modern twist, offering a tequila profile that stands out against the leading brands. Our delicate blend of crisp, clean flavors, and rich, floral citrus agave notes is sure to impress even the most discerning tequila connoisseur.

Our commitment to quality is evident in every bottle of Yéyo Tequila. Unlike some other tequila brands, we don't cut corners in the distillation process. Our juice is clean, free from pesticides and fertilizers, ensuring the purest possible taste.

We take pride in our untraditional square bottle design and minimalist but bold branding. Our bottles stand out on the liquor store shelves, setting us apart from the competition.

Yéyo Tequila is produced according to our proprietary method and recipe, developed with the utmost care and attention to detail. Our contracted distiller in Arandas, Jalisco, Mexico produces Yéyo Tequila to our exact specifications. We import all of our products directly from Mexico and sell them to wholesalers, who then distribute our tequila to retailers across the United States.

With impressive customer penetration and repeat sales in all of our markets, the Yéyo Tequila brand is rapidly gaining recognition and proving its potential.

Summary of Corporate Structure

Koena-Bev LLC is the subsidiary of Koena-Bev Holdings, Inc., the parent company of the renowned "Yeyo Tequila" brand. As the importing, sales, and operational arm of the business, Koena-Bev LLC plays a crucial role in bringing this premium tequila to consumers across the United States and Canada.

Intellectual Property

At our company, we take pride in our "Yéyo" brand and have taken steps to protect it through trademark registration. Our brand is registered with the United States Trademark Office under #6098551, as well as with the China Trademark Office under #29312771 and Mexico Trademark Office under #6098511.

These trademark registrations ensure that our brand is protected by intellectual property laws, safeguarding our unique identity and preventing unauthorized use by competitors. We're committed to upholding the highest standards of quality and authenticity, and our trademark registrations are just one way that we demonstrate that commitment.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 10,000,000

Use of proceeds: Shares issued to founders as part of the conversion from an LLC to a C-Corp.

Date: November 07, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue:

In fiscal year 2021, our revenue totaled $457,764. Our success is driven by our ability to attract new customers while keeping existing ones coming back for more. We're proud to report that we've achieved both, with a growing number of new customers and a steady stream of repeat business from our satisfied clients. However, due to the unexpected growth in 2021, we sold out of our inventory faster than forecasted, impacting the first 5 months of 2022. As a result, we finished the fiscal year with $266,936 in revenue. The supply chain was still impacted by COVID, and the raw material lead time was double the normal time.

Cost of Sales:

In fiscal year 2021, our cost of sales was $346,439. We are continuously increasing our order volumes for raw materials, which we expect will reduce our costs of goods. This will allow us to offer even more value to our customers while improving our bottom line. However, due to the inventory shortage, our cost of sales dropped to $154,847 in 2022.

Gross Margins:

In fiscal year 2021, our gross margins were 24.34% from gross profit that equaled $111,324. We are expanding our product line and anticipate a boost in our gross margins. This growth will not only enable us to offer more options to our customers but also enhance our profitability and help drive our business forward. In 2022, our gross margins were 41.97% from gross profit that equaled $112,089 through efficiency improvements in all parts of the process. Our Tequila Reposado and High Proof products have much higher profit margins, which will help with growth in 2023 and beyond.

It's worth noting that the gross margin percentage increased significantly from 2021 to 2022, which suggests that the efficiency improvements and higher profit margin products were successful in boosting profitability.

Expenses:

In fiscal year 2021, our expenses totaled $128,916. As we continue to invest in our existing markets and expand into new ones, we anticipate an increase in our expenses. This growth is essential to our long-term success, and we're confident that the benefits of our strategic investments will far outweigh any short-term costs. Due to the inventory shortage, our expenses lowered to $93,896 in 2022, matching our inventory stock shortage in the beginning of the year. Our revenue has been impacted by various factors, including our rapid growth in 2021, which led to a shortage of inventory from December of that year until mid-April 2022. This shortage has affected our sales and caused us to miss out on potential revenue. Additionally, COVID-related supply chain disruptions have caused delays in obtaining raw materials, further impacting our sales. However, we've taken steps to address these issues, including investing in our production and inventory management processes to increase efficiency and better predict demand. With proper funding, we can ensure that we have the necessary inventory to meet current and future demand. We understand the importance of meeting customer demand and delivering our products in a timely manner. By investing in our inventory management, production processes, and supply chain, we can ensure that we meet the needs of our customers and continue to grow our revenue. In 2022, we made some large glass and boxes purchase to help keep up with demand.

Historical results and cash flows

At our current stage, our company is generating revenue and experiencing growth, with a well-balanced team that has successfully navigated each stage of development thus far. Our focus is on building a sustainable business and brand for the long-term, and we believe that an increase in investment would enable us to meet growing demand and develop new products to sell to our network of distributors, thereby increasing profits and cash flow.

As we continue to grow, we plan to invest more in marketing and inventory to further expand our reach and offerings. Our past cash infusion came primarily from seed funding, and we are now seeking additional investment to accelerate our growth and capitalize on new opportunities. With the right investment, we are confident that we can continue to grow our business and create long-term value for our stakeholders.

Our company runs lean to keep fixed costs down, with no physical office and owners taking no pay. Instead, our team is focused on investing everything back into the brand. By operating this way, we have been able to maximize our resources and maintain our commitment to building a sustainable business model. With the right investment, we can take our business to the next level and create even more value for our customers and investors.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $15,688.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: $184,500 Line of Credit

Amount Owed: $109,000.00

Interest Rate: 18.0%

Maturity Date: February 01, 2024

Creditor: SBA PPP Loan

Amount Owed: $50,700.00

Interest Rate: 3.75%

Maturity Date: June 15, 2050

The repayment started in 2/1/2023. $50,700 loan with the SBA at 3.75% rate, fixed 30 term at $248 a month.

Creditor: Raymond Yule

Amount Owed: $387,760.00

Interest Rate: 20.0%

On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one-year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. The amount outstanding is estimated by the company as of 12/31/2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: John Bullinger

John Bullinger's current primary role is with E-commerce Executive. John Bullinger currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Board Member

Dates of Service: June, 2018 - Present

Responsibilities: Responsible for managing the company's overall operations and direction.

Other business experience in the past three years:

Employer: DermTech

Title: Director of E-Commerce, Consumer Products

Dates of Service: September, 2021 - June, 2022

Responsibilities: Manages and directs an e-commerce sales force to achieve sales and profit goals.

Other business experience in the past three years:

Employer: NuNaturals

Title: Vice President of E-Commerce & Marketing

Dates of Service: July, 2017 - October, 2021

Responsibilities: Responsible for creating and executing sales and marketing strategies to increase revenue growth in the e-commerce channel while improving overall profit margin.

Name: Raymond Yule

Raymond Yule's current primary role is with Real Estate Investor. Raymond Yule currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO & Board Member

Dates of Service: April, 2022 - Present

Responsibilities: Develop the forecasting and budget requirements.

Name: Michael Penn

Michael Penn's current primary role is with Briskin, Cross & Sanford, LLC. Michael Penn currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member and Corporate Secretary

Dates of Service: January, 2023 - Present

Responsibilities: Provide occasional legal counsel and general business advice to the Company.

Other business experience in the past three years:

Employer: Briskin, Cross & Sanford, LLC

Title: Partner

Dates of Service: January, 2013 - Present

Responsibilities: Attorney at Law. Primary practice areas are general corporate representation, business transactions, and intellectual property.

Other business experience in the past three years:

Employer: Fulton County Magistrate Court

Title: Magistrate Court Judge

Dates of Service: December, 2022 - December, 2022

Responsibilities: Part time Magistrate Court judge presiding over criminal and civil matters in the Fulton County Magistrate Court.

Name: Matthew O'Brien

Matthew O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member & Head of Sales

Dates of Service: October, 2019 - Present

Responsibilities: Sales Director. Matt receives $3k per month from Yeyo Tequila and holds 10% equity in the company.

Other business experience in the past three years:

Employer: Upsell Beverage Company

Title: President

Dates of Service: February, 2017 - Present

Responsibilities: Oversee all Upsell Beverage's sales and operations nationally / internationally.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: John Bullinger

Amount and nature of Beneficial ownership: 4,636,000

Percent of class: 46.36

Title of class: Common Stock

Stockholder Name: Raymond C. Yule

Amount and nature of Beneficial ownership: 3,864,000

Percent of class: 38.64

Title of class: Common Stock

Stockholder Name: Michael A. Penn

Amount and nature of Beneficial ownership: 500,000

Percent of class: 5.0

Title of class: Common Stock

Stockholder Name: Matt O'Brien

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 10.0

RELATED PARTY TRANSACTIONS

Name of Entity: Raymond Yule

Relationship to Company: Partner & Shareholder

Nature / amount of interest in the transaction: On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members.

Material Terms: The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The Chief Executive Officer currently splits time between working for Yeyo Tequila and another company and does not receive a salary for his role at Yeyo Tequila John Bullinger, the CEO of Koena-Bev Holdings, Inc. d/b/a Yeyo Tequila, does not currently receive a salary for his work at Yeyo Tequila and splits his time working between working as CEO of Yeyo Tequila and Director of E-Commerce, Consumer Products at another company. Although Mr. Bullinger owns significant equity in Yeyo, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits his time. There is currently no plan for Mr. Bullinger to receive a salary at Yeyo Tequila.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Koena-Bev Holdings, Inc.

By   /s/ *John Bullinger*

      Name: Koena-Bev Holdings, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

KOENA-BEV, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Koena-Bev LLC
Alpharetta, Georgia

We have reviewed the accompanying financial statements of Koena-Bev LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2023
Los Angeles, California

KOENA-BEV LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	15,688	$	57,317
Acccounts Receivable, net		59,866		3,021
Inventory		99,819		-
Total current assets		**175,373**		**60,338**
Total assets	**$**	**175,373**	**$**	**60,338**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Revolving Credit Loan Agreement	$	319,800	$	339,800
Current Portion of Promissory Note and Loans		113,508		2,976
Total current liabilities		**433,308**		**342,776**
Promissory Notes and Loans		67,355		47,724
Total liabilities		**500,663**		**390,500**
MEMBERS' EQUITY				
Members' Equity		(325,290)		(330,162)
Total Members' Equity		**(325,290)**		**(330,162)**
Total Liabilities and Members' Equity	**$**	**175,373**	**$**	**60,338**

See accompanying notes to financial statements.

KOENA-BEV LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 266,936	$ 457,764
Cost of Goods Sold	154,847	346,439
Gross profit	112,089	111,324
Operating expenses		
General and Administrative	80,946	128,916
Sales and Marketing	12,950	15,148
Total operating expenses	93,896	144,064
Operating Income/(Loss)	18,193	(32,740)
Interest Expense	14,804	90,200
Other Loss/(Income)	-	(1,000)
Income/(Loss) before provision for income taxes	3,389	(121,940)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ 3,389	$ (121,940)

See accompanying notes to financial statements.

(in , $US)	Members' Equity	
Balance—December 31, 2020	$	**(204,823)**
Capital Distribution		(3,399)
Net income/(loss)		(121,940)
Balance—December 31, 2021	$	**(330,162)**
Capital Contribution		1,483
Net income/(loss)		3,389
Balance—December 31, 2022	$	**(325,290)**

See accompanying notes to financial statements.

KOENA-BEV LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 3,389	$ (121,940)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable, net	(56,845)	(3,021)
Inventory	(99,819)	282,095
Net cash provided/(used) by operating activities	**(153,275)**	**157,134**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution/ (Distribution)	1,483	(3,399)
Revolving Credit Loan Agreement	(20,000)	(121,401)
Borrowing on Promissory Notes and Loans, net	130,163	-
Net cash provided/(used) by financing activities	**111,646**	**(124,800)**
Change in cash	(41,629)	32,334
Cash—beginning of year	57,317	24,983
Cash—end of year	**$ 15,688**	**$ 57,317**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 14,804	$ 90,200
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Koena-Bev LLC was formed on July 6, 2017 in the state of Georgia. The financial statements of Koena-Bev LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alpharetta, Georgia.

Koena Bev is the company behind the Yéyo brand. It is family run distillery (Destilería El Ranchito) producing tequila by harvesting impeccable blue agave. Hundreds of tequilas were crafted, tested, tasted, and scored.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its tequila under the brand Yéyo.

Cost of sales

Costs of goods sold include the cost of sales and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $12,950 and $15,148, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 99,819	$ -
Total Inventory	**$ 99,819**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
John Benedict Bullinger	46.4%
Raymond C. Yule	38.6%
Michael A. Penn	5.0%
Matthew O'Brien	10.0%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 50,700	1.00%	6/15/2020	6/15/2050	$ 1,290	$ 1,290	$ 2,976	$ 47,724	$ 50,700	$ 783	$ 783	$ 2,976	$ 47,724	$ 50,700
Promissory Note- certain lender	$ 184,500	18.00%	1/5/2022	1/5/2024	$ 23,108	$ 23,108	$ 110,532	$ 19,631	$ 153,271	$ -	$ -	$ -	$ -	$ -
Total					**$ 24,399**	**$ 24,399**	**$ 113,508**	**$ 67,355**	**$ 203,971**	**$ 783**	**$ 783**	**$ 2,976**	**$ 47,724**	**$ 50,700**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 113,508
2024	22,607
2025	2,976
2026	2,976
Thereafter	38,796
Total	**$ 180,863**

Revolving Credit Loan agreement

On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $339,800 and $319,800, respectively.

6.   RELATED PARTY

On July 25, 2018, the Company entered into a Revolving Credit Loan agreement in the amount of $505,000 with Raymond C. Yule, one of the members. The loan is payable on the one year anniversary of the first advance. The revolving credit loan bears an interest rate of 20% per annum and shall accrue on the principal balance from time to time outstanding. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $319,800 and $339,800, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 19, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an operating cash flow loss of $153,275, negative members' equity of $336,711, and liquid assets in cash of $15,688, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, John Bullinger, Principal Executive Officer of Koena-Bev Holdings, Inc., hereby certify that the financial statements of Koena-Bev Holdings, Inc. included in this Report are true and complete in all material respects.

John Bullinger

CEO